Exhibit 99.3

Auditor’s Report on Quarterly Consolidated Financial Results and Consolidated Year to Date Results of Dr. Reddy’s Laboratories Limited Pursuant to the Regulation 33 of the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015

To

The Board of Directors of Dr. Reddy’s Laboratories Limited

We have audited the annual Consolidated Financial Results of Dr. Reddy’s Laboratories Limited (“the Company”), its subsidiaries and joint ventures (collectively referred to as the “Group”) for the year ended 31 March 2016, attached herewith, being submitted by the Company pursuant to the requirement of Regulation 33 of the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015. Attention is drawn to the fact that the figures for the quarter ended 31 March 2016 and the corresponding quarter ended in the previous year as reported in these financial results are the balancing figures between audited figures in respect of the full financial year and the published year to date figures up to the end of the third quarter of the relevant financial year. Also the figures up to the end of the third quarter of the respective financial year have only been reviewed and not been subjected to audit.

These consolidated financial results have been prepared on the basis of the annual consolidated financial statements and reviewed quarterly financial results up to the end of the third quarter, which are the responsibility of the Company’s Management. Our responsibility is to express an opinion on these consolidated financial results based on our audit of annual consolidated financial statements, which have been prepared in accordance with the recognition and measurement principles laid down in the International Financial Reporting Standards as issued by International Accounting Standards Board (IFRS) and in compliance with requirements of Regulation 33 of the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015.

We conducted our audit in accordance with the auditing standards generally accepted in India. Those Standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts disclosed as financial results. An audit also includes assessing the accounting principles used and significant estimates made by management. We believe that our audit provides a reasonable basis for our opinion.

We did not audit the financial statements of two subsidiaries included in the consolidated financial results, whose financial results reflect total assets of INR 11,987 million as at 31 March 2016 as well as total revenue of INR 3,312 million and INR 15,133 million for the quarter and year ended 31 March 2016 respectively. The financial statements of subsidiary have been audited by another auditor whose report has been furnished to us, and our opinion on the consolidated financial results, to the extent they have been derived from such financial statements is based solely on the report of such other auditor.

Auditor’s Report on Quarterly Consolidated Financial Results and Consolidated Year to Date Results of Dr. Reddy’s Laboratories Limited Pursuant to the Regulation 33 of the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015 (continued)

In our opinion and to the best of our information and according to the explanations given to us these consolidated financial results:

i.	include the financial results for the year ended 31 March 2016 of the following entities:

1.	Aurigene Discovery Technologies (Malaysia) SDN BHD

2.	Aurigene Discovery Technologies Inc.

3.	Aurigene Discovery Technologies Limited

4.	beta Institut gemeinnützige GmbH

5.	betapharm Arzneimittel GmbH

6.	Cheminor Investments Limited

7.	Chirotech Technology Limited

8.	Dr. Reddy’s Farmaceutica Do Brasil Ltda.

9.	Dr. Reddy’s Laboratories (Proprietary) Limited

10.	Dr. Reddy’s Laboratories Inc.

11.	Dr. Reddy’s SRL

12.	Dr. Reddy’s Bio-Sciences Limited

13.	Dr. Reddy’s New Zealand Ltd.

14.	Dr. Reddy’s Laboratories (Australia) Pty. Limited

15.	Dr. Reddy’s Laboratories (EU) Limited

16.	Dr. Reddy’s Laboratories (UK) Limited

17.	Dr. Reddy’s Laboratories Louisiana LLC

18.	Dr. Reddy’s Laboratories SA

19.	Dr. Reddy’s Laboratories International SA

20.	Dr. Reddy’s Laboratories Tennessee, LLC

21.	Dr. Reddy’s Laboratories Romania SRL

22.	Dr. Reddy’s Pharma SEZ Limited

23.	Dr. Reddy’s Venezuela, C.A.

24.	DRL Impex Limited

25.	Eurobridge Consulting B.V.

26.	Industrias Quimicas Falcon de Mexico, S.A. de C.V.

27.	Idea2Enterprises (India) Pvt. Limited

28.	Lacock Holdings Limited

29.	OOO Dr. Reddy’s Laboratories Limited

30.	OOO DRS LLC

31.	Promius Pharma LLC

32.	Reddy Antilles N.V

33.	Reddy Cheminor S.A.

34.	Reddy Holding GmbH

35.	Reddy Netherlands B.V.

36.	Reddy Pharma Iberia SA

37.	Reddy Pharma Italia S.p.A

38.	Dr. Reddy’s Laboratories New York, Inc.

39.	Dr. Reddy’s Laboratories LLC, Ukraine

40.	DRANU LLC

41.	OctoPlus B.V.

42.	OctoPlus Development B.V.

43.	OctoPlus Technologies B.V.

44.	OctoShare B.V.

45.	OctoPlus Sciences B.V.

Auditor’s Report on Quarterly Consolidated Financial Results and Consolidated Year to Date Results of Dr. Reddy’s Laboratories Limited Pursuant to the Regulation 33 of the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015 (continued)

46.	OctoPlus PolyActive Sciences B.V.

47.	Chienna B.V.

48.	Dr. Reddy’s Laboratories Canada Inc.

49.	Dr. Reddy’s Singapore PTE. LTD

50.	Dr. Reddy’s Laboratories SAS

51.	Dr. Reddy’s Laboratories Japan K.K.

52.	Reddy Pharma SAS

53.	Kunshan Rotam Reddy Pharmaceutical Co. Limited (accounted in accordance with IFRS 11 ‘Joint Arrangements’)

54.	DRSS Solar Power Private Limited (accounted in accordance with IFRS 11 ‘Joint Arrangements’)

55.	DRES Energy Private Limited (accounted in accordance with IFRS 11 ‘Joint Arrangements’)

ii.	have been presented in accordance with the requirements of Regulation 33 of the SEBI (Listing Obligations and Disclosure Requirements) Regulations 2015; and

iii.	give a true and fair view of the consolidated net profit and other financial information of the Company for the financial year ended 31 March 2016.

for B S R & Co. LLP

Chartered Accountants

Firm Registration Number : 101248W/W-100022

Supreet Sachdev

Partner

Membership No: 205385

Place: Hyderabad

Date: 12 May 2016

Audited consolidated financial results of Dr. Reddy’s Laboratories Limited and its subsidiaries for the quarter and year ended 31 March 2016 prepared in compliance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB)

All amounts in Indian Rupees millions, except share data and where otherwise stated

Sl. No.	Particulars	Quarter ended			Year ended
		31.03.2016	31.12.2015	31.03.2015	31.03.2016	31.03.2015
		(Audited)	(Unaudited)	(Audited)	(Audited)	(Audited)
1	Net Income from Sales and Services	37,562	39,679	38,704	154,708	148,189
2	Cost of Sales and Services
	a) (Increase) / decrease in stock-in-trade and work-in-progress	943	98	2,644	(957)	(556)
	b) Consumption of raw materials	4,676	5,644	5,783	22,265	28,097
	c) Purchase of traded goods	2,585	3,071	2,468	11,743	9,265
	d) Other expenditure	8,082	7,276	6,588	29,376	25,980
3	Gross Profit (1 - 2)	21,276	23,590	21,221	92,281	85,403
4	Selling, General and Administrative expenses	11,632	12,039	10,082	45,702	42,585
5	Research and Development expenses	4,879	4,095	5,144	17,834	17,449
6	Other (income) / expense, net	(307)	(122)	(125)	(874)	(917)
7	Operating profit (3) - (4 + 5 + 6)	5,072	7,578	6,120	29,619	26,286
8	Finance (expense) / income, net	(2,646)	(62)	(233)	(2,708)	1,682
9	Share of profit of equity accounted affiliate, net of income taxes	59	64	43	229	195
10	Profit before tax (7 + 8 + 9)	2,485	7,580	5,930	27,140	28,163
11	Tax expense	1,739	1,788	742	7,127	5,984
12	Net Profit after tax (10 - 11)	746	5,792	5,188	20,013	22,179
13	Extra-ordinary items (net of tax expense)	—	—	—	—	—
14	Net Profit for the period / year (12 - 13)	746	5,792	5,188	20,013	22,179
15	Net Profit attributable to:
	- Equity holders of the Company	746	5,792	5,188	20,013	22,179
	- Non-controlling interest	—	—	—	—	—
16	Paid-up equity share capital (Face value of Rs. 5/- each)	853	853	852	853	852
17	Securities premium, retained earnings, share based payment reserve and other components of equity				127,483	110,450
18	Earnings per share before and after extra-ordinary items (in Rupees) per Rs. 5/- share
	- Basic	4.37	33.95	30.45	117.34	130.22
	- Diluted	4.36	33.86	30.35	116.98	129.75
		(Not annualised)	(Not annualised)	(Not annualised)

19	Details of items exceeding 10% of total expenditure
	- Employee cost	7,909	7,893	7,294	31,174	28,967

Segment reporting (Consolidated)

All amounts in Indian Rupees millions, except share data and where otherwise stated

Sl. No.	Particulars	Quarter ended			Year ended
		31.03.2016	31.12.2015	31.03.2015	31.03.2016	31.03.2015
		(Audited)	(Unaudited)	(Audited)	(Audited)	(Audited)
	Segment wise revenue and results:
1	Segment revenue:
	a) Pharmaceutical Services and Active Ingredients	7,258	6,334	8,719	27,826	32,360
	b) Global Generics	30,775	33,558	30,717	128,062	119,397
	c) Proprietary Products	645	654	300	2,659	2,172
	d) Others	377	385	273	1,608	1,164
	Total	39,055	40,931	40,009	160,155	155,093
	Less: Inter-segment revenue	1,493	1,252	1,305	5,447	6,904
	Net Revenue from operations	37,562	39,679	38,704	154,708	148,189

2	Segment results:
	Gross Profit from each segment
	a) Pharmaceutical Services and Active Ingredients	1,187	886	1,712	4,931	5,709
	b) Global Generics	19,435	22,017	19,236	84,427	77,569
	c) Proprietary Products	533	546	208	2,217	1,796
	d) Others	121	141	65	706	329
	Total	21,276	23,590	21,221	92,281	85,403
	Less: Other un-allocable expenditure, net of other income	18,791	16,010	15,291	65,141	57,240
	Total profit before tax	2,485	7,580	5,930	27,140	28,163

Global Generics includes operations of Biologics business. Inter-segment revenue represents sale from Pharmaceutical Services and Active Ingredients to Global Generics at Cost. Commencing 1 April 2015, there has been a change in the monitoring of performance of one product from Global Generics to Proprietary Products. Consequently, revenues and gross profit from such product for the previous periods have been reclassified to conform to such change.

Segmental Capital employed

As certain assets of the Company including manufacturing facilities, development facilities and treasury assets and liabilities are often deployed interchangeably across segments, it is impractical to allocate these assets and liabilities to each segment. Hence, the details for capital employed have not been disclosed in the above table.

Notes:

1.

On 1 April 2015, the Company entered into a definitive agreement to acquire a select portfolio of established products’ business of UCB in the territories of India, Nepal, Sri Lanka and Maldives for a total consideration of Rs. 8,000 million. On 16 June 2015, the company completed the acquisition and recorded Rs. 200 million, Rs. 7,477 million and Rs. 323 million towards various current and fixed assets, intangible assets, and goodwill, respectively. The acquisition pertains to Company’s Global Generics segment.

2.

The Company received a warning letter, dated 5 November 2015 from the U.S. FDA, regarding deviations with current Good Manufacturing Practices at its API manufacturing facilities in Srikakulam, Andhra Pradesh and Miryalaguda, Telangana, as well as regarding violations at its oncology formulation manufacturing facility at Duvvada, Visakhapatnam, Andhra Pradesh. The Company submitted its response to the warning letter on 7 December 2015.

The Company believes that it can resolve the issues raised by the U.S. FDA satisfactorily in a timely manner. The Company takes the matters identified by U.S. FDA in the warning letter seriously and will continue to work diligently to address the observations identified in the warning letter and is concurrently continuing to develop and implement its corrective action plans relating to the warning letter. Further, the Company has provided an update to the U.S. FDA on the progress of remediation in January 2016 and March 2016.

3.	On 9 March 2016, the Venezuelan government announced the following changes to the exchange rates:

•	preferential rate of CENCOEX of 6.3 VEF per USD to DIPRO rate of 10 VEF per USD; and

•	DICOM rate of 206 VEF per USD as at 9 March 2016 (272.5 VEF per USD as on 31 March 2016).

The Company has not received approvals from the Venezuelan government to repatriate any amount beyond USD 4 million already received during the year. The Company believes that in the interim, it is appropriate to use DICOM rate (i.e. 272.5 VEF per USD) for translating the monetary assets and liabilities of the Venezuelan subsidiary as at 31 March 2016.

The impact of the above is Rs. 4,309 million and Rs. 5,085 million, during the quarter and year ended 31 March 2016, respectively and recorded as part of finance expenses.

4.

Tax expense for the current quarter includes accrual for deferred tax liability of Rs. 519 million on proposed distribution of profits by a subsidiary and impact of non deductible translation losses of the Venezuela operations.

5.	The Board of Directors, at their meeting held on 12 May 2016, have recommended a final dividend of Rs. 20 per share subject to the approval of shareholders.

6.

The audited results have been reviewed by the Audit Committee of the Board on 11 May 2016 and approved by the Board of Directors of the Company at their meeting held on 12 May 2016. The above financial results have been prepared from the consolidated financial statements, which are prepared in accordance with International Financial Reporting Standards and its interpretations (IFRS), as issued by the International Accounting Standards Board (IASB).

7.

On 6 November 2015, the Securities and Exchange Board of India (SEBI) relaxed the requirement of Regulations 33(1) (c) of SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015 for the quarter ending 31 December 2015 and quarter and financial year ending 31 March 2016 for all such listed entities which had exercised the option of preparing conslidated financial statements under IFRS for the earlier quarters of FY 2015-16. The Company had earlier availed the option of publishing consolidated financial results under IFRS as per the circular dated 5 April 2010 and continues to do so for the quarter ending 31 March 2016 pursuant to the relaxation provided by the aforesaid 6 November 2015 circular.

8.

The figures of the last quarter are the balancing figures between audited figures in respect of the full financial year and published year to date figures up to the third quarter of the relevant financial year. The figures up to the end of third quarter were only reviewed and not subject to audit.

9.	Statement of Assets and Liabilities (Consolidated)

All amounts in Indian Rupees millions

Particulars	As at	As at
	31.03.2016	31.03.2015
	(Audited)	(Audited)
ASSETS
Current assets
Cash and cash equivalents	4,921	5,394
Other investments	35,034	34,259
Trade and other receivables	41,306	40,755
Inventories	25,578	25,529
Derivative financial instruments	175	800
Current tax assets	1,664	1,819
Other current assets	11,010	11,282

Total current assets	119,688	119,838

Non-current assets
Property, plant and equipment	53,961	48,090
Goodwill	3,848	3,380
Other intangible assets	20,796	13,050
Investment in equity accounted investees	1,309	1,033
Other investments – non-current	1,988	2,817
Deferred tax assets	4,997	5,792
Other non-current assets	1,063	762

Total non-current assets	87,962	74,924

Total assets	207,650	194,762

LIABILITIES AND EQUITY
Current liabilities
Trade and other payables	12,300	10,660
Derivative financial instruments	108	462
Current tax liabilities	2,581	2,506
Short-term borrowings	22,718	21,857
Long-term borrowings, current portion	110	6,962
Provisions	4,759	4,231
Other current liabilities	22,070	17,317

Total current liabilities	64,646	63,995

Non-current liabilities
Long-term loans and borrowings, excluding current portion	10,685	14,307
Provisions - non-current	55	53
Deferred tax liabilities	767	1,779
Other non-current liabilities	3,161	3,326

Total non-current liabilities	14,668	19,465

Total liabilities	79,314	83,460

Equity
Share capital	853	852
Share premium	22,601	22,178
Share based payment reserve	1,100	1,081
Retained earnings	99,550	83,643
Other components of equity	4,232	3,548

Total equity	128,336	111,302

Total liabilities and equity	207,650	194,762

10.	Audited financial results of Dr. Reddy’s Laboratories Limited (Standalone Information) prepared as per IGAAP

All amounts in Indian Rupees millions

Particulars	Quarter ended			Year ended
	31.03.2016	31.12.2015	31.03.2015	31.03.2016	31.03.2015
	(Audited)	(Unaudited)	(Audited)	(Audited)	(Audited)
Total income from operations	23,568	24,286	26,887	102,077	100,110
Profit / (Loss) from ordinary activities before tax	(876)	2,806	6,878	15,800	20,599
Profit / (Loss) from ordinary activities after tax	(57)	2,368	5,714	13,545	16,794

Note:

The audited standalone financial results for the quarter and year ended 31 March 2016 are available on the Stock Exchange’s website: www.bseindia.com and www.nseindia.com and also on the Company’s website: www.drreddys.com.

By order of the Board

For Dr. Reddy’s Laboratories Limited

Place:	Hyderabad	G V Prasad

Date:	12 May 2016	Co-Chairman & Chief Executive Officer